EXHIBIT 99.1

ELDORADO GOLD CORPORATION

AMENDED AND RESTATED STOCK OPTION PLAN

1.	Purposes of the Plan

1.1	The purposes of this Plan are to (a) assist the Company in attracting, retaining and motivating senior officers, employees and consultants of the Company and of its related entities; and (b) closely align the personal interests of such officers, employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

2.	Definitions

2.1	For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)	“Approved Agreement” means (i) an Option Agreement, (ii) an employment agreement, or (iii) another written agreement between the Company or a related entity of the Company and the Optionee which has been approved by an Executive Officer of the Company (or where the Optionee is an Executive Officer of the Company, approved by the Board);

(b)	“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by an Eligible Person;

(c)	“Board” means the board of directors of the Company;

(d)	“Cause” means:

(i)	with respect to a particular Employee:

(A)

“cause” or “serious reason” as such term is defined in an Approved Agreement (provided that if such term is defined in both an Option Agreement and another Approved Agreement, the definition in the Option Agreement will govern); or

(B)	in the event that (A) does not apply, then “Cause” means any circumstance where an employer can terminate an individual’s employment without any notice or payment whatsoever;

(ii)	with respect to a particular Consultant:

(A)

“cause” or “serious reason” as such term is defined in an Approved Agreement (provided that if such term is defined in both an Option Agreement and another Approved Agreement, the definition in the Option Agreement will govern); or

-1-

(B)

in the event that (A) does not apply, then “Cause” means any circumstance, as described in the Consultant’s written services agreement, or as provided for pursuant to applicable law, where the Company or a related entity of the Company may terminate the Consultant’s engagement without any notice or payment whatsoever;

(e)	“Change of Control” means:

(i)

an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(ii)

the amalgamation, consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (A) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (B) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(iii)

the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (A) such disposition is to a corporation and (B) immediately after giving effect to such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its related entities or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(iv)

at least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (A) a Change of Control as defined in paragraphs (i), (ii) or (iii), or (B) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board);

-2-

(f)	“Company” means Eldorado Gold Corporation;

(g)	“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;

(h)	“Consultant” has the same meaning ascribed to that term under Section 2.22 of NI 45-106, and shall only include those persons who may participate in an “Employee Benefit Plan” as set forth in Rule 405 of the U.S. Securities Act;

(i)	“Date of Termination” means, for purposes of the Plan:

(i)

in the case of an Optionee whose employment or engagement with the Company or a related entity of the Company terminates (regardless of whether the termination is lawful or unlawful, with or without Cause, and whether it is the Optionee or the Company or the related entity of the Company that initiates the termination), the later of:

(A)	if and only to the extent required to comply with the minimum standards of ESL, the last day of any minimum statutory notice period applicable to the Optionee pursuant to the ESL, if any; or

(B)

the date that is designated by the Company or the related entity of the Company as the last day of the Optionee’s employment or engagement with the Company or such related entity, as applicable, provided that in the event the Optionee resigns, such date shall not be earlier than the date notice of resignation was given;

and, in the case of either (A) or (B), without regard to any applicable period of reasonable notice or contractual notice to which the Optionee may claim to be entitled under common law, civil law or pursuant to contract in respect of a period which follows the last day that the Optionee actually and actively provides services to the Company or the related entity of the Company as specified in the notice of termination provided by the Optionee or the Company or such related entity, as the case may be; or

(ii)	if the Optionee’s death occurs prior to the date determined pursuant to (i) above, the date of the Optionee’s death;

-3-

(j)	“Disability” means, with respect to a particular Optionee:

(i)

“disability” as such term is defined in an Approved Agreement (provided that if such term is defined in both an Option Agreement and an Approved Agreement, the definition in the Option Agreement will govern); or

(ii)

in the event that (i) does not apply, then “Disability” means a physical or mental incapacity of a nature which the Chief Executive Officer of the Company determines prevents or would prevent the Optionee from satisfactorily performing the substantial and material duties of his or her position with the Company or the related entity of the Company, as the case may be;

(k)	“Eligible Person” means, from time to time, a full-time or part-time Employee or Consultant;

(l)	“Eligible Retirement” means a retirement of an Optionee which meets the eligibility requirements to participate in the program contemplated in the Retirement Policy;

(m)	“Employee” means an employee or officer of the Company or a related entity of the Company;

(n)	“ESL” means the employment standards legislation, as amended or replaced, applicable to an Optionee who is an Employee;

(o)	“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;

(p)	“Executive Officer” means an executive officer of the Company appointed as such by a resolution of the Board;

(q)	“Good Reason” means, with respect to a particular Optionee:

(i)

“good reason” as such term is defined in an Approved Agreement (provided that if such term is defined in both an Option Agreement and an Approved Agreement, the definition in the Option Agreement will govern); or

(ii)

in the event that (i) does not apply, then “Good Reason” means the occurrence of one or more of the following circumstances without the Optionee’s prior written consent, which circumstances are not remedied by the Company or a related entity of the Company within 30 days of the applicable entity’s receipt of a written notice from the Optionee describing the applicable circumstances (which notice must be provided by the Optionee within 30 days of the Optionee’s knowledge of the applicable circumstances): (A) a material adverse change to the Optionee’s duties, responsibilities or authority compared to the Optionee’s duties, responsibilities or authority immediately prior to the Change of Control (unless, in each case, clearly consistent with a promotion); (B) a material reduction in the Optionee’s base salary or annual bonus opportunity as was in place immediately prior to the Change of Control; or (C) the Company or a related entity of the Company relocating the principal place at which the Optionee performs their duties for the Company or a related entity of the Company to any place more than 50 kilometers from such location immediately prior to the Change of Control;

-4-

(r)	“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;

(s)	“Insider” means a reporting insider as defined under National Instrument 55-104 – Insider Reporting Requirements and Exemptions;

(t)	“Market Value” of a Share means, on any given day, the closing trading price per share of the Shares on the Exchange on the Trading Day immediately preceding the relevant date;

(u)	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

(v)	“Option” means an option granted under this Plan;

(w)	“Option Agreement” has the meaning ascribed to that term in Section 7 hereof;

(x)	“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;

(y)	“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(c) hereof and as may be adjusted in accordance with Section 10 hereof;

(z)	“Optionee” means an Eligible Person to whom an Option has been granted;

(aa)	“Plan” means the Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

(bb)	“related entity” has the meaning ascribed to that term in Section 2.22 of NI 45-106;

(cc)	“Retirement Policy” means the Company’s retirement policy dated August 2023, as may be amended from time to time;

(dd)	“Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;

-5-

(ee)	“security based compensation arrangement” has the meaning given to that term in the TSX Company Manual;

(ff)	“Share” means, subject to Section 10 hereof, a common share without nominal or par value in the capital of the Company;

(gg)	“Take-Over Bid” has the meaning ascribed to the term in Subsection 10.6 hereof;

(hh)	“Trading Day” means any day on which the Exchange is open for trading of Shares provided that if the Shares are no longer listed on any stock exchange, means any day which is a business day in British Columbia;

(ii)	“TSX” means the Toronto Stock Exchange; and

(jj)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

2.2	Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.

2.3	As used in this Plan,

(a)	unless the context otherwise requires, words importing the masculine gender shall include the feminine and neuter genders, words importing the singular shall include the plural and vice versa;

(b)	unless the context otherwise requires, the expressions “herein”, “hereto”, “hereof”, “hereunder” or other similar terms refer to the Plan as a whole, together with the appendices and schedules, and references to a Section, Subsection, paragraph, Appendix or Schedule by number or letter or both refer to the Section, Subsection, paragraph, Appendix or Schedule, respectively, bearing that designation in the Plan; and

(c)	the term “include” (or words of similar import) is not limiting whether or not non- limiting language (such as “without limitation” or words of similar import) is used with reference thereto.

3.	Administration of the Plan

3.1	The Plan shall be administered by the Compensation Committee.

3.2	The Compensation Committee shall, periodically, make recommendations to the Board as to the grant of Options

3.3	In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant Options, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

-6-

3.4	The Board may delegate any or all of its authority, rights, powers and discretion with respect to the Plan to the Compensation Committee. Upon any such delegation the Compensation Committee as well as the Board, shall be entitled to exercise any or all such authority, rights, power and discretion with respect to the Plan and when used in the context of this Plan “Board” shall be deemed to include the Compensation Committee.

3.5	The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.	Shares Subject to the Plan

4.1	The maximum number of Shares which may be issued under the Plan from and after June 3, 2025 shall not exceed 23,691,000 Shares, subject to adjustment as provided in Section 10.

4.2	In no event shall Options be granted entitling any one Optionee to purchase in excess of one half of one percent (0.5%) of the issued and outstanding Shares on a non-diluted basis on the Grant Date of the Options.

4.3	No Options may be granted to non-employee directors of the Company or a related entity of the Company under this Plan.

4.4	Notwithstanding anything in this Plan to the contrary:

(a)

the maximum number of Shares issuable pursuant to Options granted under the Plan to Insiders, together with the number of Shares issuable to Insiders under any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the Options; and

(b)

within any one-year period, the maximum number of Shares issued under the Plan to Insiders, together with the number of Shares issued to Insiders under any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the Optionee becoming an Insider shall be excluded for the purpose of the limits set out above. The acquisition of Shares by the Company for cancellation shall not constitute non-compliance with the limits set out above for any Options outstanding prior to such purchase for cancellation.

-7-

4.5	Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, cancelled or otherwise terminated for any reason (other than exercise of the Options) shall be available for subsequent Options under the Plan.

4.6	No fractional Shares may be purchased or issued under the Plan. If any fractional interest in a Share would, except for this provision, be purchasable or issuable upon the exercise of an Option, such fractional interest shall be rounded down to the nearest full Share and the fractional interest will be disregarded.

5.	Grants of Options

5.1	Subject to the provisions of the Plan, the Board shall have the right to grant, in its sole discretion and from time to time, to any Eligible Persons Options as a discretionary grant with such terms and conditions as the Board may determine. The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(a)	the date on which such Options are to be granted (the “Grant Date”);

(b)	the number of Options to be granted;

(c)	the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date; and

(d)	the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

5.2	If the Options are inadvertently granted during a Black-Out Period or on the first Trading Day following the end of the Black-Out Period, then the Grant Date shall be deemed to be the second Trading Day following the end of the Black-Out Period.

6.	Eligibility, Vesting and Terms of Options

6.1	Options may be granted to Eligible Persons only.

6.2	Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3	The option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the seventh anniversary of the Grant Date. If an Option is scheduled to expire during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall expire 10 Trading Days after the Black-Out Period is lifted by the Company.

6.4	Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in instalments over the life of the Option, with the Option being fully-exercisable only when such required time period or periods have elapsed, and in connection therewith determine the terms under which vesting of the Options may be accelerated.

6.5	Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period. Subject to Section 8, an Option which is subject to vesting, may once vested in accordance with the vesting terms, be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period.

6.6	An Option is personal to the Optionee and is non-assignable and non-transferable otherwise than by will or by the laws governing the devolution of property in the event of death of the Optionee.

-8-

7.	Option Agreement

7.1	Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in such form as may be approved by the Board from time to time (the “Option Agreement”), which agreement shall be subject to the terms and conditions of the Plan, the Grant Date, and set out the name of the Optionee, the number of Options, the Option Price, the expiry date of the Option Period and any vesting or other terms and conditions as the Board may deem appropriate.

8.	Termination of Employment or Engagement

8.1	With respect to Optionees that are Executive Officers:

(a)

in the event such Optionee’s employment or engagement terminates for any reason other than death, Eligible Retirement or for Cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the Date of Termination until the earlier of (i) the date that is 365 days after such Date of Termination, and (ii) the expiration of the Option Period, after which such Option shall immediately and automatically expire and be cancelled and the Optionee will not be entitled to any compensation or damages in respect of such expired and cancelled Option; and

(b)

in the event such Optionee’s employment or engagement is terminated for Cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall immediately and automatically expire upon the Date of Termination and the Optionee will not be entitled to any compensation or damages in respect of such expired and cancelled Option.

8.2	With respect to Optionees that are not Executive Officers:

(a)

in the event such Optionee’s employment or engagement terminates for any reason other than death, Eligible Retirement or for Cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the Date of Termination until the earlier of (i) the date that is 90 days after such Date of Termination, and (ii) the expiration of the Option Period, after which such Option shall immediately and automatically expire and be cancelled and the Optionee will not be entitled to any compensation or damages in respect of such expired and cancelled Option; and

(b)

in the event such Optionee’s employment or engagement is terminated for Cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon the Date of Termination and the Optionee will not be entitled to any compensation or damages in respect of such expired and cancelled Option.

-9-

8.3	In the event such Optionee’s employment or engagement terminates pursuant to an Eligible Retirement, the Optionee’s right to exercise any Option granted hereunder, the continued vesting of any Option granted hereunder and/or the termination, lapsing or forfeiture of any Option granted hereunder shall be subject to the terms of the Retirement Policy as in effect as of the Optionee’s Date of Termination; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.4	In the event of the Disability or death of an Optionee, either while in the employment or engagement of the Company or a related entity of the Company, the Optionee or the Optionee’s estate, as applicable, may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the Optionee’s Date of Termination until the earlier of (i) the date that is 365 days from the Optionee’s Date of Termination, and (ii) the expiration of the Option Period, after which such Option shall immediately and automatically expire and be cancelled and the Optionee or the Optionee’s estate, as applicable, will not be entitled to any compensation or damages in respect of such expired and cancelled Options. The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

8.5	The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any grant following a termination of employment or engagement as provided in this Section 8, subject to applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.6	Notwithstanding anything to the contrary in this Section 8, unless the Board, in its discretion, otherwise determines, at any time and from time to time, Options are not affected by a change of employment or engagement within or among the Company or a related entity of the Company for so long as the Optionee continues to be an Employee or Consultant.

-10-

8.7	The Plan shall not confer upon any Optionee any right with respect to a continuation of employment or engagement of, the Company or a related entity of the Company nor shall it interfere in any way with the right of the Company or a related entity of the Company to terminate any Optionee’s employment or engagement.

8.8	For greater certainty (and subject to Subsections 8.3, 8.5, 10.8 and the Retirement Policy), an Option that has not become vested on the applicable Date of Termination that the relevant termination event referred to in this Section 8 occurred, shall not be or become exercisable and shall be cancelled without any compensation or damages.

8.9	Except where an Optionee’s employment or engagement is terminated for Cause, if the date pursuant to which any Option would cease to be exercisable pursuant to this Section 8 occurs during a Black-Out Period, then notwithstanding any other provision of the Plan, the Option shall continue to be exercisable on or before the date that is 10 Trading Days after the Black-Out Period is lifted by the Company.

8.10	A Optionee’s eligibility to be granted an Option under the Plan ceases as of the Date of Termination. Except if and as required to comply with applicable minimum requirements contained in ESL, no Optionee is eligible for continued vesting of any Option during any period in which the Optionee receives, or claims to be entitled to receive, any compensatory payments or damages in lieu of notice of termination pursuant to contract, common law or civil law, and no Optionee shall be entitled to any damages or other compensation in respect of any Option that does not vest or is not awarded due to termination of the Optionee’s employment or engagement as of the Date of Termination. The Plan displaces any and all common law and civil law rights the Optionee may have or claim to have in respect of any Options, including any right to damages. The foregoing shall apply, regardless of: (i) the length of the Optionee’s employment or engagement; (ii) the reason for the termination of the Optionee’s employment or engagement; (iii) whether such termination is lawful or unlawful, with or without Cause; (iv) whether it is the Optionee or the Company or a related entity of the Company that initiates the termination; and (v) any fundamental changes, over time, to the terms and conditions applicable to the Optionee’s employment or engagement.

8.11	It is understood and agreed that all provisions of the Plan are subject to all applicable minimum requirements of ESL. The Company and its related entities, as applicable, will comply with all applicable minimum requirements contained in ESL. Accordingly, to the extent that any applicable ESL minimum requirements apply, the Plan shall: (i) not be interpreted as in any way waiving or contracting out of ESL; and (ii) be interpreted to achieve compliance with ESL. If ESL requires the Company or a related entity of the Company to provide the Optionee with a superior right or entitlement upon termination of the Optionee’s employment or otherwise (“Statutory Entitlements”) than provided for under the Plan, then the Company or the related entity of the Company, as applicable, shall provide the Optionee with the Optionee’s minimum Statutory Entitlements in substitution for the Optionee’s rights under the Plan. There shall be no presumption of strict interpretation against the Company or any related entity of the Company. Any discretion exercisable in respect of the Plan will be exercised in a manner that complies any applicable minimum requirements of ESL.

-11-

8.12	It is understood and agreed that the Company and its directors, officers, employees, attorneys and agents do not have any obligation to notify the Optionee prior to the expiration of any Option under this Plan, regardless of whether the Option will expire at the end of its full term or an earlier date related to the termination of the Optionee’s employment or engagement. The Optionee agrees that the Optionee has the sole responsibility for monitoring the expiration of any Option and for exercising their Options, if at all, prior to their expiration.

9.	Exercise of Options

9.1	Subject to the provisions of the Plan and any Approved Agreement, the Company’s Insider Trading Policy and any Black-Out Periods, an Option may be exercised in whole or in part in such manner as the Compensation Committee may permit from time to time. Any request to exercise an Option must be accompanied by the appropriate form of payment (to be determined by the Company) for the aggregate Option Price for the Shares to be purchased.

10.	Adjustment on Alteration of Share Capital; Change of Control

10.1	In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares issuable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

10.2	If the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), other than in connection with a Change of Control, any Share issuable on the exercise of an Option may, at the discretion of the Board, be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation, combination or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation, combination or merger and the Option Price shall be adjusted as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes of the Plan.

10.3	In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

-12-

10.4	In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board in its sole discretion to properly reflect such event and such adjustment be binding for all purposes of the Plan.

10.5	No adjustment provided in this Section 10 shall require the Company to issue a fractional Share. If, as a result of any adjustment under this Section 10, an Optionee would become entitled to a fractional interest in a Share, such fractional interest shall be rounded down to the nearest full Share and the fractional interest will be disregarded.

10.6	If, at any time when an Option granted under the Plan remains unexercised, an offer (“Take-Over Bid”) to purchase all or substantially all of the Shares of the Company is made by a third party by means of a take-over bid circular, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Board may, in a fair and equitable manner, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for or waiver of the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

10.7	In order to permit Optionees to participate in a proposed Take-Over Bid that could result in a Change of Control, the Board may make appropriate provisions for the exercise of Options (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-Over Bid.

10.8	In the event of a Change of Control, except as may be set forth in an Approved Agreement or as otherwise determined by the Board, and notwithstanding anything else in this Plan or any Option Agreement, without the consent of any Optionee, but subject to any required Exchange approval, outstanding Options shall be converted or exchanged into or for, rights or other securities of substantially equivalent value, as determined by the Board in its discretion, in any entity participating in or resulting from a Change of Control; provided that the Board, without the consent of any Optionee, may instead cause (i) the termination of any vested Option in exchange for an amount of cash and/or property, if any, equal in value to the amount that would have been attained upon the exercise of such Option or realization of the Optionee’s rights as of the date of the occurrence of such Change of Control; (ii) the replacement of such Share receivable on the exercise of an Option with other rights or property selected by the Board in its sole discretion; or (iii) any combination of the foregoing.

10.9	Notwithstanding Subsection 10.8 and except as may be set forth in an Approved Agreement or as otherwise determined by the Board, if, as a result of a Change of Control, (i) the Options are not assumed or substituted by a successor entity or (ii) the voting shares of any successor entity resulting from the Change of Control will not be traded on a recognized stock exchange in North America, then subject to any required Exchange approval, all outstanding Options shall vest and become exercisable immediately prior to consummation of such Change of Control or the Board may determine that the Options shall be terminated in exchange for an amount of cash and/or property, if any, equal in value to the amount that would have been attained upon the exercise of such Options as of the date of the occurrence of such Change of Control (and, for the avoidance of doubt, if as of the date of the occurrence of such Change of Control the Board determines in good faith that no amount would have been realized upon the exercise of such Option or realization of the Optionee’s rights, then such Option may be terminated by the Company without payment).

10.10	Notwithstanding Subsections 10.8 and 10.9 and except as may be set forth in an Approved Agreement or as otherwise determined by the Board, if within 12 months following a Change of Control, an Optionee’s employment or engagement is terminated by the Company or a related entity of the Company, as applicable, for any reason other than for Cause or in the case of a Consultant, breach of contract, or by the Optionee for Good Reason, then any outstanding Options that have not yet vested on the Date of Termination shall be deemed to have vested on such date.

-13-

11.	Regulatory Approval

11.1	Notwithstanding any of the provisions contained in the Plan, Option Agreement or any term of the Option, the Company’s obligations hereunder shall be subject to:

(a)

compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States or any other applicable jurisdiction (“Securities Regulators”);

(b)	compliance with the requirements of the Exchange;

(c)	compliance with the Company’s Insider Trading Policy; and

(d)

receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2	The Company shall in no event be obligated to take any action in order to comply with any laws, regulations, rules, orders or requirements.

11.3	Notwithstanding any provisions in the Plan, Option Agreement or any term of the Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.

12.	Terms and Conditions of Options Granted to U.S. Participants

12.1	This Section 12 applies only to U.S. Participants. In this Section 12, the following words and phrases shall have the following meanings notwithstanding anything to the contrary in the Plan:

(a)	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

(b)	“Disability” means, with respect to any U.S. Participant, that such U.S. Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than twelve (12) months. The preceding definition of the term “Disability” is intended to comply with, and will be interpreted consistently with, sections 22(e)(3) and 422(c)(6) of the Code.

(c)	“Fair Market Value” means, with respect to any property (including, without limitation, any Share), the fair market value, as of a given date, of such property, determined by such methods or procedures as are established from time to time by the Board. Unless otherwise determined by the Board, the fair market value of a Share as of a given date will be the closing board lot sale price per share of a Share on the Exchange on the Trading Day immediately preceding such date.

(d)	“Grant Date” means, with respect to any Option, the date on which the Board grants the Option.

(e)	“Incentive Stock Option” means an Option that is intended to qualify as an “incentive stock option” pursuant to section 422 of the Code.

(f)	“Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.

(g)	“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each corporation (other than the last corporation) in such chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The preceding definition of the term “Subsidiary” is intended to comply with, and will be interpreted consistently with, section 424(f) of the Code.

(h)	“U.S. Employee” means a person who is an employee of the Company (or of any Subsidiary) for purposes of section 422 of the Code.

(i)	“U.S. Participant” means an Optionee who is a citizen of the United States or a resident of the United States, in each case as defined in section 7701(a)(30)(A) and section 7701(b)(1)of the Code and any other Optionee whose compensation under the Plan is subject to tax under the Code.

(j)

 “10% Shareholder” means any person who owns, taking into account the constructive ownership rules set forth in section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (or of any Parent or Subsidiary).

-14-

12.2	Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for Incentive Stock Options shall not exceed 23,691,000 Shares, subject to adjustment pursuant to Article 10 of this Plan and subject to the provisions of sections 422 and 424 of the Code.

12.3	Each Option Agreement with respect to an Option granted to a U.S. Participant shall specify whether the related Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made in an option agreement, the related Option will be:

(a)

an Incentive Stock Option if designated in the Option Agreement as an Incentive Stock Option and all of the requirements under the Code that must be satisfied in order for such Option to qualify as an Incentive Stock Option are satisfied; or

(b)	in all other cases, a Nonqualified Stock Option.

12.4

In addition to the other terms and conditions of this Plan (and notwithstanding any other term or condition of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

(a)	An Incentive Stock Option may be granted only to a U.S. Employee.

(b)

The aggregate Fair Market Value of the Shares (determined as of the applicable Grant Date) with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (pursuant to this Plan and all other plans of the Company and of any Parent or Subsidiary) will not exceed one hundred thousand dollars (U.S.$100,000) or any other limitation subsequently set forth in section 422(d) of the Code. To the extent that such limitation is exceeded, the options in excess of such limitation will be treated as Nonqualified Stock Options.

(c)

The exercise price per Share payable upon exercise of an Incentive Stock Option will be not less than one hundred percent (100%) of the Fair Market Value of a Share on the applicable Grant Date; provided, however, that the exercise price per Share payable upon exercise of an Incentive Stock Option granted to a U.S. Participant who is a 10% Shareholder on the applicable Grant Date will be not less than one hundred ten percent (110%) of the Fair Market Value of a Share on the applicable Grant Date. Under no circumstances shall the exercise price of an Option be less than the closing board lot sale price per share of a Share on the Exchange on the Trading Day immediately preceding the Grant Date.

-15-

(d)

No Incentive Stock Option may be granted more than ten (10) years after the earlier of (i) the date on which the Board adopts the most recent amendment and restatement of the Plan or (ii) the date on which the shareholders of the Company approve such most recent amendment and restatement of the Plan.

(e)

An Incentive Stock Option will terminate and no longer be exercisable no later than the earlier of the term set by the Board and seven (7) years after the applicable Grant Date, or, for any Option granted to a U.S. Participant who is a 10% Shareholder on the applicable Grant Date, five (5) years after the applicable Grant Date.

(f)

If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee, then, in order to retain its status as an Incentive Stock Option for U.S. federal tax purposes such Option must be exercised within the time limits set forth below. Failure to exercise such Incentive Stock Options within the following time limits will result in the Option ceasing to be an Incentive Stock Option.

(i)

If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee due to the death of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of death) by the estate of such U.S. Participant, or by any person to whom such Incentive Stock Option was transferred in accordance with Subsection 6.6, for a period of one (1) year after the date of death (but in no event beyond the term of such Incentive Stock Option).

(ii)

If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee due to the Disability of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of Disability) by such U.S. Participant for a period of one (1) year after the date of Disability (but in no event beyond the term of such Incentive Stock Option).

(iii)

If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee for any reason other than the death or Disability of such U.S. Participant or termination for Cause, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of termination) by such U.S. Participant for a period of three (3) months after the date of termination (but in no event beyond the term of such Incentive Stock Option). If an Option ceases to be an Incentive Stock Option by virtue of this paragraph, it will be treated as a Nonqualified Stock Option and the provisions in Subsection 8.1 or 8.2, as applicable, will apply with respect to the period during which the Option may be exercised.

For purposes of this Paragraph 12.4(f), the employment of a U.S. Participant who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Administrator that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply, or (b) a transfer from one office of the Company (or of any Parent or Subsidiary) to another office of the Company (or of any Parent or Subsidiary) or a transfer between the Company and any Parent or Subsidiary.

For greater certainty, under no circumstances shall the above time limits apply to extend the time limits applicable under Section 9.

-16-

(g)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant’s lifetime only by such U.S. Participant.

(h)

By accepting an Incentive Stock Option, a U.S. Participant agrees to notify the Company in writing immediately after the U.S. Participant makes a “Disqualifying Disposition” of any Shares acquired pursuant to the exercise of such Incentive Stock Option; for this purpose, a “Disqualifying Disposition” is any disposition occurring on or before the later of: (i) the date two (2) years following the Grant Date of such Incentive Stock Option; or (ii) the date one year following the date that such Incentive Stock Option was exercised.

(i)

An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned, pledged, hypothecated or otherwise disposed of by such U.S. Participant, except by will or by the laws of descent and distribution.

12.5	In the event that this Plan is not approved by the shareholders of the Company as required by Section 422 of the Code within twelve (12) months before or after the date on which this Plan, as amended and restated, is adopted by the Board, any Incentive Stock Option granted under this Plan will automatically be deemed to be a Nonqualified Stock Option.

12.6	Any adjustment, amendment or termination of outstanding Options granted to U.S. Participants will occur only if such actions are undertaken in accordance with Code Section 409A on a basis consistent with the regulations thereunder.

12.7	Notwithstanding Subsection 6.3 hereof concerning Black-Out Periods or any other provision of the Plan, with respect to Options of U.S. Participants, the period during which the Option may be exercised will not be extended beyond the last day of the Option Period (the Option Period determined without regard to any earlier termination of the Option, if any, as a result of termination of employment before the end of the Option Period) unless otherwise permitted under Section 409A of the Code as determined by the Board.

12.8	All Options and Shares issued pursuant to the Plan will be issued pursuant to the registration requirements of the U.S. Securities Act or an exemption from such registration requirements.

-17-

13.	Miscellaneous

13.1	An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

13.2	The participation of any Optionee in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Optionee any rights or privileges other than those rights and privileges expressly provided in this Plan. In particular, participation in this Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Company or any related entity of the Company to ensure the continued employment or engagement of such Optionee. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares.

13.3	If the Company or any of its related entities, as applicable, shall be required to withhold any amounts by reason of any federal, provincial, state, local or other laws of any jurisdiction concerning taxes, social security contributions or other source deductions in respect of the issuance or delivery of the Options or Shares to the Optionee, the Company or the related entity may deduct and withhold such amount or amounts from any payment made by the Company or the related entity to such Optionee, whether or not such payment is made pursuant to this Plan. In addition, or as an alternative to such withholding from payments, the Company or any related entity with a withholding obligation as described above may require an Optionee, as a condition of exercise of an Option, to pay to the Company or related entity, as the case may be, an amount not exceeding the total of the withholding obligation of the Company or related entity arising in respect of the issuance or delivery of the Options or Shares to the Optionee, or to reimburse the Company or related entity for such amount. Under no circumstances shall the Company or any related entity be responsible for funding the payment of any tax, social security contributions or other source deductions on behalf of the Optionee or for providing any tax advice to them.

13.4	Notwithstanding any other terms of the Plan, Options may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any compensation recovery or similar policy adopted by the Company or a related entity of the Company, or as set out in an Approved Agreement, or as otherwise required by law or the rules of a stock exchange (if then listed on a stock exchange) and the Optionee will not be entitled to any damages or other compensation in respect of any Options subject to recovery.

-18-

14.	Amendment and Termination

14.1	The Plan was first approved effective as of June 21, 2018, and was amended and restated as of October 23, 2023, and further amended and restated as of April 15, 2025. Any amendments made are effective as of the date amended, subject to shareholder approval where required.

14.2	The Board may from time to time, without notice and without approval of the holders of voting shares of the Company, amend, suspend or terminate the Plan or any Options granted pursuant to the Plan as it, in its discretion determines appropriate, provided, however, that:

(a)

no such amendment, suspension or termination of the Plan or any Option granted hereunder may materially impair any rights of an Optionee or materially increase any obligations of an Optionee under the Plan without the consent of the Optionee, unless the Board determines such adjustment is required or desirable in order to comply with any applicable laws; and

(b)

any amendment that would cause an Option held by an Optionee subject to U.S. tax in respect of their Option to be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the U.S. Internal Revenue Code shall be null and void ab initio.

14.3	Notwithstanding Section 14.2, approval of the holders of the voting shares of the Company shall be required for any amendment, modification or change that:

(a)

increases the number of Shares reserved for issuance under the Plan, except pursuant to the provisions in the Plan which permit the Board to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	permits non-employee directors to participate in the Plan;

(c)	increases or removes the limits on Shares issuable or issued to Insiders as set forth in Section 4.4;

(d)

reduces the Option Price (for this purpose, a cancellation or termination of an Option prior to the expiry date of the Option Period for the purpose of reissuing an Option to the same Optionee with a lower Option Price will be treated as an amendment to reduce the Option Price) except pursuant to the provisions in the Plan which permit the Board to make equitable adjustments in the event of transactions affecting the Company or its capital;

(e)	extends the term of an Option beyond the expiry date of the Option Period (except where the expiry date of the Option Period would have fallen within a Black-Out Period applicable to the Optionee);

(f)	permits Options to be transferred, other than to a “permitted assign” as such term is defined in NI 45-106 or for normal estate settlement purposes; or

(g)	removes or reduces the range of amendments which require approval of the holders of voting shares of the Company under this Section 14.3.

-19-

14.4

Without limiting the generality of Section 14.2, but subject to Section 14.3, the Board may, without shareholder approval, at any time or from time to time, amend the Plan or any Option for the purposes of:

(a)	making any amendments to the general vesting provisions of each Option;

(b)	making any amendments to the provisions set out in Section 8;

(c)	making any amendments to add covenants of the Company for the protection of Optionees, provided that the Board shall be of the good faith opinion that such additions will not be materially adverse to the rights or interests of the Optionees;

(d)	making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the Optionees it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where an Optionee resides, provided that the Board shall be of the opinion that such amendments and modifications will not be materially prejudicial to the interests of the Optionee; or

(e)	making such changes or corrections which, on the advice of counsel to the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

-20-